Filed by Nabors Industries Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nabors Industries Ltd.

Commission File No. 001-32657

Date: October 16, 2024

The following is the transcript of Nabors Industries Ltd.’s investor conference call and webcast held on October 15, 2024. The speakers are identified therein.

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Operator

Good afternoon and welcome to the Nabors Industries conference call. All participants will be in listen-only mode. (Operators Instructions) Please note this event is being recorded.

I would now like to turn the conference over to William Conroy, Vice President, Corporate Development and Investor Relations. Please go ahead, sir.

William Conroy Nabors Industries Ltd. - Vice President, Corporate Development & Investor Relations

Good afternoon and good morning. Thank you for joining us to discuss the acquisition of Parker Wellbore. Participating in this morning's call are Tony Petrello, our Chairman, President and Chief Executive Officer; and William Restrepo, our Chief Financial Officer.

In support of our remarks this morning, a slide deck is available both as a download within the webcast and in the investor relations section of nabors.com.

Our commentary today includes our forward expectations that may constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties as disclosed by Nabors from time to time in our filings with the Securities and Exchange Commission. As a result of these factors, our actual results may vary materially from those indicated or implied by such forward-looking statements.

Also during the call, we may discuss certain non-GAAP financial measures such as net debt, adjusted operating income, adjusted EBITDA and adjusted free cash flow. All references to EBITDA made by either Tony or William during their presentations, whether qualified by the word adjusted or otherwise mean adjusted EBITA as that term is defined on our website and in our earnings releases.

Likewise, unless the context clearly indicates otherwise, references to cash flow mean adjusted free cash flow as that non-GAAP measure is defined in our earnings releases. We have posted to the investor relations section of our website a reconciliation of these non-GAAP financial measures to the most recently comparable GAAP measures.

With that, I will turn the call over to Tony to begin.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief

Executive Officer

Good morning everyone. Thank you for joining us today on short notice. This morning, we announced we have reached an agreement to acquire Parker Wellbore. Parker is a leading provider of drilling services across global markets. I will discuss some of the key highlights of the acquisition. William will discuss the terms of the transaction.

Let me begin by saying Nabors is very excited to add Parker's team and businesses to our global portfolio. We are very impressed with the quality of the Parker organization and the successful pivot they have made over the past few years. This transaction is consistent with our long term strategy. In fact, it checks all the important boxes.

I'll begin on slide 3 of the presentation. The acquisition of Parker materially expands our drilling solutions footprint. NDS generates the highest returns in our company. The transaction also brings Quail Tools to our family of drilling services. Quail is the leading franchise in its market and it has clear tail winds.

The acquisition also meaningfully increases our global revenue base with multiple opportunities for growth. It strengthens our drilling rig and NDS presence in several key international markets. With Parker's healthy balance sheet and cash flow generation the transaction improves our leverage metrics and it adds accomplished high quality employees across the globe who will strengthen the Nabors team.

In terms of the transaction, I now refer you to slide 4. We are acquiring Parker's equity in exchange for 4.8 million shares. That translates to an approximate value of $472 million including $100 million of assumed net debt. Parker is expected to deliver, before synergies, approximately $180 million in normalized EBITDA and that amount excludes transaction and other exceptional costs. This translates into a transactional multiple before synergies of 2.6 times last night’s close.

Moving on to slide 5, the Company's three main lines of business are drilling, service, tubular rentals and repairs, which includes Quail oil tools. Quail is the industry's leading rental tubular provider in the US. This segment accounts for 48% of Parker's revenue.

Well construction, a global operation that primarily includes onshore and offshore casing running services accounts for 13% of Parker's revenue and drilling, which includes a fleet of 10 land rigs and seven barge rigs in the US and international markets. This segment also includes operations and maintenance services primarily in Alaska and offshore Canada. Drilling accounts for 39% of revenue.

I refer you to slide 6. As mentioned earlier, the addition of Parker is entirely consistent with our strategy to expand our Drilling Solutions portfolio. Both the surface and tubular and the well construction businesses will be part of our Nabors Drilling Solution segment. Based on these pro forma numbers the addition of Parker represents a revenue increase in our NDS segment of over 120% or more than double.

And I refer you to slide 7, with this transaction, we will add Quail Tools to the Nabors portfolio. Quail accounts for nearly 85% of Parker's surface and tubular segment. The balance of the segment's revenue comes from the North Sea and the Middle East. I would like to highlight that the EBITDA margin of the surface and tubular segment is higher than our current NDS margin.

And that's driven by Quail in particular. We believe Quail is already starting to benefit from the progressively longer laterals in the Lower 48. For instance, based on a recent Spears report, average lateral length in South Texas is expanding. Spears estimates that measure will reach approximately 11,600 feet in the fourth quarter of this year.

That translates to 8% growth during all of 2024. Lateral lengths have increased in all of the Lower 48’s most important basins in each of the past five years. And we all know this from the rig business very well. We believe this trend will continue across unconventional basins in the Lower 48. This development provides a path for Quail's future growth and that gives us opportunity to grow in a market with the sideways rig count.

In addition, the lower 48 market is poised for a multiyear recovery from the decline in natural gas drilling and the impact of the large volume of recent consolidated E&P transactions should also diminish. We believe the timing is therefore right for this transaction.

And now I refer you to slide 8, which illustrates our combined geographic footprints. The transaction materially expands our casing running business notably, and it grows the business in the Middle East. This includes Saudi Arabia and the UAE, where Parker is the largest casing running contractor.

Parker's drilling operations include land rigs, barge rigs and operation and maintenance services. We believe these operations can be quickly integrated into our own fleet. Moreover, the O&M business provides stable financial results and low capital intensity. These attributes are consistent with our own long term goals.

Now I'll turn the call over to William, who will discuss the financial benefits and the rationale for the transaction.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Thank you, Tony. We believe this acquisition is one of the best opportunities for Nabors in today's environment. As Tony mentioned, it is entirely consistent with our long term strategy. But just as importantly, we know the services Parker offers very, very well. In fact, we participate in all of them ourselves in one way or another and we have experience in the geographies where they operate. In addition to a robust due diligence, the close familiarity with Parker's offering should help us reduce execution risk.

I would now like to refer you to slide 9. The transaction meaningfully expands Nabors scale on a pro forma basis using our 2024 consensus numbers and normalized Parker projections. The combined 2024 EBITDA would reach approximately $1.1 billion. Parker EBITDA for synergies would represent about 20% of Nabors preacquisition EBITDA. On a pro forma basis and after synergies, the transaction improves our leverage to a projected 1.9 times net debt to EBITDA at the end of 2024 from a projected 2.3 times for Nabors alone.

Nabors’ fastest growing segment is drilling solutions. Please refer to slide 10. The Parker acquisition meaningfully expands one of our most valuable businesses. On a 2024 pro forma basis the transaction takes NDS EBITDA from $137 million to $321 million. And projected EBITDA less CapEx increases from $119 million for Nabors alone to $221 million on a combined pro forma basis.

Excluding the impact of synergies, pro forma NDS EBITDA in 2024 would reach 30% of total combined EBITDA from about 15% for Nabors alone.

We are very excited for this shift in the composition of our business from drilling rig activity towards a higher proportion of Drilling Solutions revenue. We believe this change will materially impact our cash flow generation potential in the future.

I now refer you to slide 11. As you can see Parker's revenue has grown over the past two years despite the general slowdown in the US market, its largest. In fact, by the end of 2024 Parker's revenue is expected to grow by about 22% over the past two years and its EBITDA by 53%.

We believe this growth trajectory will continue as the international activity keeps expanding and the US recovers from the reduction in natural gas drilling and the recent E&P consolidation activity. We would like to point out that we are adding a meaningful cash generating business to Nabors that should grow at least at the same pace as our existing Nabors footprint, if not faster. The Parker acquisition brings meaningful synergies relative to the size of the transaction.

We expect to achieve cost synergies alone of approximately $35 million for reductions in corporate overhead and by combining duplicate operational facilities in the US and in international markets. We believe cost synergies could increase over time. Including these cost synergies the total price for the acquisition of Parker of $472 million translates into an acquisition multiple of 2.2 times.

We believe this valuation is attractive as compared to our own EBITDA multiple and to those of other recent transactions.

Let's please go to slide 12. Under the terms of the transaction Nabors plans to acquire Parker in exchange for 4.8 million shares of Nabors common stock subject to a Nabors share price collar. The collar runs from the base price of $71.16 per share and is capped at 40% above and below that midpoint. At Nabors share prices above the upper ceiling, the number of shares will be adjusted downwards.

At share prices below the floor, consideration will be adjusted with cash while the 4.8 million shares will remain unchanged. In addition, Nabors will assume Parker outstanding debt which, net of $75 million in cash, totals almost $100 million. We plan to repay a portion of this debt while refinancing the remaining debt at a lower interest rate.

At this point, we expect the transaction to close in the first quarter of 2025 subject to customary conditions and regulatory approvals. With that, I'll turn the call back to Tony.

Anthony Petrello Nabors Industries Ltd. - Executive Chairman of the Board, President, Chief Executive Officer

Let me conclude my remarks with the following. Let me refer you to slide 13. This acquisition enhances our strategy to grow NDS. The tool rental business should benefit directly from the trend toward longer wellbore laterals and a recovery in the US market and international expansion. We have the opportunity to migrate the casing running business to our integrated model which should improve its margins by leveraging our Middle East presence.

And as pointed out by William, we can accomplish all of this while adding to free cash flow and improving our leverage profile even before synergies. The synergies is just added sweetness on the cake here. The addition of Parker Wellbore is scale and diversification to our existing business portfolio. Parker brings a dedicated team with a demonstrated record of success.

We welcome them to Nabors. We believe clients will benefit from greater efficiencies from the combined companies. The transaction will also improve Nabors financial performance metrics. We are confident the combination will create value for Nabors shareholders.

And with that, we'll take your questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Waqar Syed, ATB capital markets.

Waqar Syed ATB Capital Markets - Analyst

Thank you for taking my question and congrats on the deal. My question relates to how does your -- how this transaction benefits from your JV in Saudi Arabia with SANAD and all the focus towards unconventional drilling?

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Well, actually, I think it very, very well complements our position there. You know, we have some of our own casing running services operations there already. And in the US, as you know, we're rolling out our integrated model of casing running services. So I think the combined footprint in Saudi Arabia combined with the new model gives us a growth opportunity there, not only the SANAD rigs, but on third party rigs, both Nabors and Parker have a good share of the third party rig market, not just SANAD. So I think overall it gives us a great opportunity for growth in that market

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

And a comment, Waqar. That's a great question because Nabors Drilling Solutions does particularly well in unconventional basins. So the expansion in Saudi Arabia, the unconventional activity is going to be very beneficial to not only SANAD, but also NDS in Saudi Arabia

Waqar Syed ATB Capital Markets - Analyst

And Tony, could you give us some color on the motivation of the seller or how did this transaction come about?

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Sure. Well as you know, Parker went through a reorg and therefore the seller, the owners of the company were unnatural buyers in the sense that they were former debt guys. And they were looking for an opportunity to exit and they understand the market where it is today and the benefit of our transaction is we're the logical buyer because of the -- all the synergies on the deal.

And the fact is that they see great upside in Nabors’ stock price and you could see they're so willing to take a low transaction multiple on this deal because of that. And the deal was structured with a collar to protect Nabors shareholders as well, which I think is very important when you look at the structure of the deal. So it's not only attractive from a transaction multiple point of view, as we have said, 2.2 of time synergies.

But the collar ensures that if the market reacts as it should to this transaction, the stock blows through the $100 price that the 4.8 million shares comes down. Now, the seller understood all this, but they believe in the long term story of Nabors and we spent some time talking with them through it and they bought into the whole thesis of the transaction, which we're very proud of.

Waqar Syed ATB Capital Markets - Analyst

Great. Thank you very much. And congrats again.

Operator

Keith Mackay, RBC Capital Markets.

Keith Mackay RBC Capital Markets - Analyst

Yeah, thank you. And good morning. Maybe just keeping on with the structure of the deal. Can you just talk about any applicable lock up in the 4.8 million shares that will be issued to the seller?

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Sure, the almost 80%, 85% of the shares in the deal are locked up already in the deal. So we have high confidence in closing of the transaction.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

The lock up shares for sale.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

I mean, post --

William Restrepo Nabors Industries Ltd - Chief Financial Officer

Post deal, it's a 90 day lock up. Some of the shares could be sold initially, but most of it is locked up for 90 days.

Keith Mackay RBC Capital Markets - Analyst

Okay. Thank you for that. That's helpful. And just on Quail, you mentioned the advantage there or the amount of long horizontals that the business is involved in? Can you just talk about any specific advantage that the business might have in terms of winning a lot of that longer horizontal work or is it mostly just a matter of geographic distribution?

Anthony Petrello Nabors Industries Ltd - Chairman of the Board, President, Chief Executive Officer

Yeah. Well, obviously what's happening, especially with the larger operators is the migration to the longer laterals. Quail has the blue chip customer base already representing most of the major players there. And therefore, as they go in that direction, Quail is well positioned to do that. In fact, they're already growing in that segment for that reason.

So it's only natural then combined with the fact that Nabors rigs today, as you all know, are the rigs most capable for doing the longer laterals. And we have the extra equipment like the top drive which has the extra torque to accomplish the longer lateral. So this just reinforces the package that we have to meet the needs of these customers that want to move to longer laterals. And obviously with the longer laterals means, even with the same well count, you get more revenue on the pipe. So basically, it's a way even with a sideways rig count to get more benefit out of the long laterals through the Quail play. And that's the concept.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

And I'd like to point out also that Quail is by far the largest player in the field and in the industry. And we do the same thing at Nabors. We try to also be in that business. In fact, we are in that business. But our cost in buying the drill pipe is much higher than what Quail manages to achieve given their size and the scale. So I think that's the main advantages of, in fact, the knowledge of the business, the relationship with the clients, the reliability and dependability and of course, a cost advantage that they managed to have because of the size.

Keith Mackay RBC Capital Markets - Analyst

Thank you very much. I'll leave it there.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Thank you.

Operator

Kurt Hallead, Benchmark.

Kurt Hallead Benchmark - Analyst

Hey, good afternoon, good morning, whatever time we may be in at this point. Thanks for doing this call and thanks for the info. So I got a couple of questions. First, you know, when you look at the customer make up in the US, I think it's fair to assume that, you know, there's a significant overlap in the customers. So the question being, is there some customers that Parker is dealing with that you guys have always wanted to, you know, get a bigger share of the wallet for that they bring to the table or, you know, is it just the overlap is what it is? And you don't really see an opportunity to really grow your customer list per se.

Anthony Petrello Nabors Industries Ltd - Chairman of the Board, President, Chief Executive Officer

I think it's like in most deals, there's, it's a mix, there's a mix of, I think there's a lot of the core customers that we have today. There is an overlap, but they do bring some other customers and obviously there's some, not the super majors but other ones that they actually bring to the table. The other thing about Parker is that their sales force is a very motivated sales force and they're very successful and we think that's going to help drive not only the stuff that's in their current portfolio, but other, some of the other NDS products and services that Nabors has.

So there's a double benefit here from the transaction in terms of building on their organization, their sales expertise, help sell and put more heft behind the NDS products being sold in the lower 48 particularly on third party rigs, which you know, where they would have a real advantage compared to what we do today. So that's the added benefit. So it's both, you know, customer mix as well as the ability to take our existing stuff and help drive more penetration.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

And third, I think there's a couple of markets where they are strong like in the Emirates, in India, for instance, we also like the O&M in the North Sea, I'm sorry, in Canada offshore and in Alaska. So those are some different segments where we participate, but where they in particular segments have access to some clients that we haven't had traditionally in the past. So we are very excited to exploit those relationships.

Kurt Hallead Benchmark - Analyst

Okay. All right. And then you know, so Tony, given, you know, all the rapidly evolving dynamics around, you know, automation, machine learning, AI et cetera and what you got going on with your technologies business. Do you see a possibility to, you know, kind of connect what's going on with the drilling solutions business with what you guys got going on with your technology business?

Anthony Petrello Nabors Industries Ltd - Chairman of the Board, President, Chief Executive Officer

Absolutely. I think there's a huge link that's in process right now as I alluded to in the comments about casing running services, the casing running services that we're really pressing is not the conventional casing running services. But what we're calling the integrated model where we bring CRT tools and then we're going to have changes to the control system to try to make casing as automated as possible without needing an extra casing crew, maybe just one additional person at the rig site to do the casing.

And that's in process. And with this acquisition, we have the scale and the wherewithal to really help drive that market change there because I strongly believe the market needs to do that, particularly on casing. I mean, it's a very antiquated model where you have separate casing companies come out with a separate crew, a separate overhead, separate safety regulations. And as you know, casing on the rig is where a lot of accidents occur.

And so if we can integrate that into the rig, which is my philosophy of going forward. That a big win for both the operator and, and for us. And so, you know, we're pretty committed to trying to make that happen.

Kurt Hallead Benchmark - Analyst

Okay? Now, if I may, last one on the rig front. So they got some US rigs, some international rigs, they got some barge rigs which I know you guys have done platform work, but on the barge work in the past. So multi part. What's the land rig quality, you know, relative to what you currently have? How's the contract status of those land rigs? And what do you eventually see as being, you know, the synergy or upside that the barge rigs can bring to your platform.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

So the barge rings are going to be an open evaluation to understand that we've been in the barge ring business in the past as you know. And but the market is a limited market, mainly the transition zone down there and we'll evaluate that going forward. On the land rigs themselves in Alaska of course, they have a good position there with some good quality equipment.

And internationally, they have operations in Kazakhstan and Bangladesh where they're operating for super majors with, again, good quality rigs. So on the land rig side, it's only additive. The barge rigs is going to be something we have to examine what the best way to go forward to extract more value because as you know, the market there is not a big demand growth market right now. So we have to figure out what we want to do.

Kurt Hallead Benchmark - Analyst

But most of the land rigs are working except for one. Right now -- What's the duration of the international contract?

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

It's similar to ours. I mean, most contracts in the international market tend to be four years or more. Because of the difficulty of bringing rigs in and the fact that you don't have a large dynamic market and various competitors in those markets.

Kurt Hallead Benchmark - Analyst

Got you. Thank you guys. Appreciate it.

Operator

Josh Jayne, Daniel Energy Partners.

Josh Jayne Daniel Energy Partners - Analyst

Thanks, good morning. I just wanted to touch on first maybe take, taking a step back, Tony. You gave some thoughts about customer consolidation. I'm curious with that as a backdrop. If you could just give your thoughts on the general market today in North America, what you're also seeing internationally, which probably has a bit more stability and how all of that folds into why this was the right time for you to do a deal like this.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Well, you know, the operator's quest to lower BOE cost is continual and will always be there. And so they're on that train to do that and therefore consolidation is one of the natural things in natural pressures. I think what's happening is some of the low hanging fruit is like most things that have now occurred. And I think there's going to be a digestion period now.

And well, that settles out, I think, you know, everyone's trying to reposition and I think in this, in this environment right now, this transaction puts us in a really good position to do that. I think, you know, obviously the international market with the oil price right now, there's been a little bit of wind people, sails, including Saudi Arabia taking down some rigs as well.

But again, I think our whole strategy has been to try to position ourselves with the quality rigs with the quality customers in a way that -- always be a player and protect ourselves and position ourselves for growth. And with the NDS strategy, it's always to figure out a way to, how to grow well content and therefore our business in a, in a sideways market.

And if you look at the, the track for the past couple of years, we've been really successful doing that. So this whole transaction plays to that thesis. It also plays to the thesis that I do believe our industry as capital intensive as it's been is really a little bit backwards compared to other industries out there. You would think with our capital intensity, there would be a lot of technology evolution, it hasn't really happened which really affects the cost curve and ability to get those new margins down.

I think operators have, they only can extract so much benefit from lowering cost. The supply chain, there is a law of diminishing returns and technology is the only way to do that. And so this transaction just improves our wherewithal to actually drive some of that change. And as you all know, you know, we strongly believe that the industry is right for some technology that will actually in the longer term serve the operators very well by helping them automate and move things down the cost curve. And so that this transaction poises us, and consistent with that as an objective as well.

Josh Jayne Daniel Energy Partners - Analyst

Understood. Thanks for all that detail. And just as a follow up, you mentioned being the largest casing running operator in Saudi – and the UAE for Parker, could you just talk about the other international markets that you expect to see growth in with that business where they've been successful over the last couple of years and your thoughts going forward?

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Sure. Well, obviously in the elsewhere in the Middle East, I mean in West Africa, I think all the places where Nabors operates say are natural targets and obviously in South America where Nabors are already -- is doing stuff with NDS in Argentina and Colombia, they're also natural targets, Mexico as well and Indonesia is another place where those services are also applicable and all those markets, there's great addition, great opportunity for additional penetration.

Josh Jayne Daniel Energy Partners - Analyst

Thank you very much.

Operator

(Operator Instructions) Evgeny Vasilyev, VR Capital.

Evgeny Vasilyev VR Capital - Analyst

Good morning and thanks a lot for taking my question. I wanted to better understand the rationale for this deal in the context of very significant dilution associated with this deal for the existing shareholders. As far as I understood, the Nabors strategy has been growing international business. And with recent refinancing seems like you had multiple years without any substantial maturities left. So I was wondering like issuing 50% more shares at what seems like multi years bottom, you know, for the stock price would make sense for the existing shareholders. Thank you.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Thank you, Evgeny. I think we looked at this transaction very closely and what we're seeing is that we are adding a cash generating business with actually better cash generation potential than our current fleet to our business. And we are also seeing that business is growing very fast and it's actually growing faster than Nabors.

So we're adding a business that actually should perform as well as Nabors, if not better. So the issuing of the shares comes with a -- you can call dilution but it comes with a business that is just as strong in terms and in proportion as Nabors currently today in terms of cash flow generation and growth potential.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

And also entry cost of the deal’s at a multiple that I think is best in class in the marketplace. When you compare us to other transactions that have been done. A 2.2 multiple of enterprise value of EBITDA, enterprise value is market setting rate compared to other transactions. So it's a very low entry cost, even though it's a lot of shares, it's still a very low entry cost. And therefore we think that combination makes really a lot of sense.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

So we think that the difference in multiples between the deal and we're trading is positive for the deal. But also we think that by reducing our leverage from 2.3 to 1.9 I think in general investors will perceive the deal favor.

Evgeny Vasilyev VR Capital - Analyst

Okay, thank you.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Thanks again.

Operator

Eddie Kim, Barclays.

Eddie Kim Barclays - Analyst

Hi, good morning. Just wanted to touch on Parker's kind of growth trajectory over the past couple of years that it seems like they've had pretty significant growth since 2021 as shown on slide 11. Just curious if that's been mostly organic growth or if there's been some large M&A transactions over that time period.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

Yeah, it's basically organic growth.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

So they've been benefiting from the expansion in international, of course, which we're seeing in Nabors as well. But also Quail has been benefiting from the longer laterals trend and some of the things they have done internally to improve their position. And actually Quail has been despite being in a market that has fallen significantly because of the natural gas drilling, they still have managed to continue improving and growing.

Eddie Kim Barclays - Analyst

Got it understood. And any kind of preliminary thoughts on a growth for next year, I know it might be a little early but just I thought I'd ask.

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Good try. But we can tell you is that -- we think international is going to be continuing to drive our growth. And we do feel, we're starting to feel better about the US market as well.

Eddie Kim Barclays - Analyst

Okay. I understand. And just a last question, I assume the vast majority of Parker's business is onshore but I know you mentioned that they do have some offshore exposure as well. So just curious what the overall kind of onshore offshore split of Parker's business is today.

Anthony Petrello Nabors Industries Ltd. - Chairman of the Board, President, Chief Executive Officer

I don't have a number but, you know, qualitatively, it's the O&M business, the offshore and Gulf of Mexico, some casing services and again, O&M stuff there. They have segments are --

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

They have rentals offshore of drill pipe O&M business and casing running. Those three businesses are basically -- and then the barges as well, but the barges is not a very significant business right now.

Eddie Kim Barclays - Analyst

Okay. So would you say it's like 80, 20 onshore offshore or thereabouts?

William Restrepo Nabors Industries Ltd. - Chief Financial Officer

Roughly.

Eddie Kim Barclays - Analyst

Okay. Understood. Great. That's all I had. I'll turn it back.

Operator

This concludes our question and answer session. I would like to turn the conference back over to Mr. Conroy for any closing remarks.

William Conroy Nabors Industries Ltd. - Vice President, Corporate Development & Investor Relations

Thank you for joining us on our call this morning. If you have any additional follow ups, please just reach out to us, Dave with that. We'll wrap up the call here. Thank you.

Operator

The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “may,” “should,” “will,” “intends,” “projects,” “plans,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission (“SEC”). Risks and uncertainties related to the proposed transaction include, but are not limited to: the failure of Nabors’ shareholders or Parker’s shareholders to approve the proposed transaction; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of Parker’s businesses and operations with Nabors’ business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; litigation relating to the proposed transaction; the inability to attract, retain or motivate key personnel; changes in the market value of Nabors common shares as a result of the announcement of the proposed transaction; any changes in general economic and/or industry specific conditions; and other risks and uncertainties described in the Nabors’ periodic reports on Forms 10-K and 10-Q that Nabors files with the SEC.. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this Form 8-K reflect management’s estimates and beliefs as of the date of this Form 8-K. Nabors does not undertake to update these forward-looking statements except as may be required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction Nabors will file with the SEC a Registration Statement on Form S-4 to register the shares of Nabors capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement/prospectus of Nabors and Parker. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Nabors and Parker seeking their approval of the proposed transaction and other related matters.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKER, NABORS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC by Nabors or Parker free of charge at the SEC’s website, www.sec.gov, or from Nabors at its website, www.nabors.com, or from Parker at its website, www.parkerwellbore.com.

Participants in the Solicitation

Nabors and certain of its directors, executive officers and other employees, and Parker and certain of its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies for security holder approvals to be obtained for the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Nabors’ directors and executive officers is available in its proxy statement filed with the SEC on April 25, 2024 in connection with its 2024 annual meeting of shareholders (the “Annual Meeting Proxy Statement”) under “Proposal 1—Election of Directors— Director Nominees,” “Proposal 1—Election of Directors—Other Executive Officers,” “Compensation Discussion and Analysis” and “Share Ownership of Directors and Executive Officers.” To the extent holdings of securities by potential Nabors participants (or the identity of such participants) have changed since the information printed in the Annual Meeting Proxy Statement, such information has been or will be reflected on Nabors’ Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above. Information regarding Parker’s directors and executive officers is available on Parker’s website as indicated above.